Grand Distribution Services, LLC ♦ 803 West Michigan Street ♦ Milwaukee, WI 53233

April 18, 2012

VIA EDGAR TRANSMISSION

Mr. Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – Palmer Square SSI Alternative Income Fund
Request for Acceleration

Dear Mr. Howell:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 248 under the Securities Act and Post-Effective Amendment No. 256 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on April 18, 2012 be accelerated to April 18, 2012.

Very truly yours,
GRAND DISTRIBUTION SERVICES, LLC

By:	/s/ Robert Tuszynski
Name:	Robert Tuszynski
Title:	President

INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, WI 53233

April 18, 2012

VIA EDGAR TRANSMISSION

Mr. Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – Palmer Square SSI Alternative Income Fund
Request for Acceleration

Dear Mr. Howell:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 248 under the Securities Act and Post-Effective Amendment No. 256 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on April 18, 2012 be accelerated to April 18, 2012.

Very truly yours,
Investment Managers Series Trust

By:	/s/ John Zader
John Zader
President